Contact

www.linkedin.com/in/arronacosta (LinkedIn)
www.riserobotics.com/ (Company)

Top Skills

Engineering Leadership
Recruiting
Customer Acquisition

Languages

English (Native or Bilingual)

Honors-Awards

Forbes 2015 30 Under 30: Manufacturing

Arron Acosta

Testing a new kind of liftgate - Beltdraulic™, not hydraulic - with fleet professionals.
Somerville, Massachusetts, United States

Summary

For fleet professionals with railgates, RISE®'s new and revolutionary Beltdraulic™ Railgate 5500/6600 is something you would be interested in if you knew it worked. Try it out and secure your allocation from our production for your fleet.

RISE Robotics drives forward the electrification and sustainability of heavy machinery. We develop electric and mechanical systems that disrupt hydraulics. We originally formed to make exosuits for everyone.

As the co-founder and former CEO of RISE Robotics, I lead the development and commercialization of high-performance and cost-effective electric linear actuation solutions for over 13 years. Our innovative products compete with hydraulic cylinders in medium and heavy-duty applications, offering fuel and emissions reductions, improved productivity, and extended machine life.

I am also a board director at RISE Robotics and now the vice president of business development. In these roles, I oversee the strategic direction and growth of the company, as well as the development of new business opportunities and partnerships.
Prior to RISE Robotics, I was a business development manager at Ekotrope, where I helped develop a dynamic energy model of a building energy analysis tool and created fundraising presentations through marketing research and feedback from early adopters.
Before that I worked at Apple Inc. in Cupertino on Subbly Base Engineering. I am passionate about creating productive and efficient new technology products.

Experience

RISE™ Robotics

15 years 1 month

Vice President of Business Development, Board Director, and Cofounder

May 2024 - Present (1 year 11 months)

Somerville, Massachusetts, United States

Co-founder, CEO

March 2011 - July 2024 (13 years 5 months)

Somerville, MA

RISE Robotics is the leader in high-performance and cost effective electric linear actuation solutions.

RISE helps designers embrace high-efficiency, fuel saving actuation solutions that compete with hydraulic cylinders. Designed for medium and heavy duty applications, the RISE Cylinder provides fuel and emissions reductions, improves productivity and extends machine life. Find RISE online: https://www.riserobotics.com/

Ekotrope

Business Development Manager

September 2010 - February 2011 (6 months)

Cambridge, MA

As one of two first employees I helped develop the dynamic energy model of a building energy analysis tool.

Other accomplishments:

Identified, contacted, and worked with industry experts.

Created fundraising presentations through marketing research and feedback from early adopters.

Developed the business strategy and necessary steps for HERS accreditation.

Apple Inc.

Supply Base Engineer

2009 - 2009 (less than a year)

Cupertino, CA

Increased the quality of a cutting edge manufacturing process through research, analysis, and collaboration with an international team.

Education

Massachusetts Institute of Technology

B.S., Mechanical Engineering · (2006 - 2010)